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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-7221

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 2007
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/31/05 (MM/DD/YY) AND ENDING 12/29/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch, Pierce, Fenner & Smith

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Merrill Lynch World Headquarters – North Tower World Financial Center
(No. and Street)

New York	**New York**	**10080**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Joseph F. Regan **(201) 671-0606**
(Area Code - Telephone No.)

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Merrill Lynch, Pierce, Fenner & Smith Incorporated:

We have audited the accompanying consolidated balance sheet of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (the "Company") as of December 29, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The consolidated balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries at December 29, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2007

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 29, 2006

(Dollars in Millions, Except Per Share Amounts)

ASSETS	
Cash and cash equivalents	$ 3,323
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	2,960
Securities financing transactions	
Receivables under resale agreements	24,975
Receivables under securities borrowed transactions	53,605
	78,580
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $2,612)	
Mortgages and asset-backed	10,168
Corporate debt and preferred stock	8,233
Equities and convertible debentures	7,914
Contractual agreements	4,307
Municipals	3,226
Money markets	2,419
U.S. Government and agencies	502
Non-U.S. Governments and agencies	493
	37,262
Securities received as collateral	4,958
Receivables from affiliated companies	59,308
Other receivables	
Customers (net of allowance for doubtful accounts of $23)	10,932
Brokers and dealers	9,170
Interest and other	5,949
	26,051
Other investments	1,790
Equipment and facilities (net of accumulated depreciation and amortization of $3,533)	1,202
Goodwill and other intangible assets	526
Other assets	690
Total Assets	$ 216,650

See Notes to Consolidated Balance Sheet.

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Securities financing transactions	
Payables under repurchase agreements	$ 66,440
Payables under securities loaned transactions	3,810
	70,250
Payables to affiliated companies	51,965
Trading liabilities, at fair value	
Equities and convertible debentures	7,067
Contractual agreements	3,242
Corporate debt and preferred stock	3,197
U.S. Government and agencies	1,702
Municipals and Money markets	470
Non-U.S. Governments and agencies	207
Mortgages and asset-backed	75
	15,960
Obligations to return securities received as collateral	4,958
Other Payables	
Customers	29,887
Brokers and dealers	18,397
Compensation and benefits	4,853
Interest and other	5,642
	58,779
Total	201,912
Subordinated borrowings	9,300
Stockholder's Equity	
Common stock, par value $1,000 per share; 1,200 shares authorized; 1,000 shares issued and outstanding	1
Paid-in capital	3,377
Accumulated other comprehensive loss, net of taxes	(7)
Retained earnings	2,067
Total Stockholder's Equity	5,438
Total Liabilities and Stockholder's Equity	$ 216,650

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 29, 2006
(Dollars in Millions, Except Share Amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), together with its subsidiaries (the "Company"), provides investment, financing, and related services to individuals and institutions on a global basis. Services provided to clients include securities brokerage, trading, and underwriting; investment banking, strategic advisory services, including mergers and acquisitions, and other corporate finance activities; origination, brokerage, dealer and related activities in swaps, options, forwards, exchange-traded futures, other derivatives and foreign exchange products; securities clearance and settlement financing services and investment advisory and related record keeping services. The Company is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. (the "Parent"). The Company's principal subsidiary is Merrill Lynch Professional Clearing Corp. ("MLPCC").

Basis of Presentation—The Consolidated Balance Sheet includes the accounts of MLPF&S and its subsidiaries and is presented in accordance with accounting principles generally accepted in the United States of America, which include industry practices. Intercompany transactions and balances have been eliminated.

The Consolidated Balance Sheet is presented in U.S. dollars. The Company's non-U.S. subsidiary has a functional currency (i.e., the currency in which activities are primarily conducted) of Singapore dollars. The non-U.S. subsidiary's assets and liabilities are translated to U.S. dollars at year-end exchange rates, while revenues and expenses are translated at average exchange rates during the year. Adjustments that result from translating amounts in the entity's functional currency and related hedging, net of related tax effects, are reported in stockholder's equity as a component of *Accumulated other comprehensive loss.*

At December 29, 2006, approximately $39,048 of assets, $35,242 of liabilities and $1,350 of subordinated borrowings were attributable to consolidated subsidiaries. The aggregate stockholder's equity of these subsidiaries was $2,456 at December 29, 2006.

Use of Estimates—In presenting the Consolidated Balance Sheet, management makes estimates regarding certain trading inventory valuations and investment securities, the outcome of litigation, the carrying amount of goodwill and other intangible assets, the realization of deferred tax assets and tax reserves, certain costs allocated by the Parent, customer award liabilities, valuation of employee stock options, and other matters that affect the reported amounts and disclosure of contingencies. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Consolidated Balance Sheet. It is possible that such changes could occur in the near term.

Substantially all financial instrument assets and liabilities are carried at fair value or amounts that approximate fair value. Fair values of trading derivatives are disclosed in Note 4.

Trading Assets and Liabilities—Fair values of trading securities are based on quoted market prices, pricing models, or management's estimates of amounts to be realized on settlement assuming current market conditions and an orderly disposition over a reasonable period of time. See the *Trading Assets and Liabilities* section for additional information.

Legal and Other Reserves—The Company has been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation arising in connection with its activities as a diversified financial services institution. The Company is also involved in investigations and/or proceedings by governmental and self-regulatory agencies. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, *Accounting for Contingencies*, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be.

Impairment of Goodwill and Other Intangible Assets—SFAS No. 142, *Goodwill and Other Intangible Assets*, requires the Company to make certain subjective and complex judgments, including assumptions and estimates used to determine the fair value. The estimates used are based on historical experience, current knowledge, and available external information about future trends.

Employee Stock Options—The fair value of stock options is estimated as of the grant date based on a Black-Scholes option pricing model. The Black-Scholes model takes into account the exercise price, expected life of the option, current price of the underlying stock and its expected volatility, expected dividends and the risk-free interest rate for the expected term of the option. Certain model inputs require management to exercise judgment. The expected life of the option is based on an analysis of an employee's historical exercise behavior. The expected volatility is based on the Parent's historical monthly stock price volatility for the same number of months as the expected life of the option. The fair value of the option, estimated at grant date, is not adjusted for subsequent changes in assumptions.

Income Taxes—Deferred tax assets and liabilities are recorded for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Balance Sheet. The Company assesses its ability to realize deferred tax assets primarily based on the earnings history and future earnings potential of the legal entities to which the deferred tax assets are attributable as discussed in SFAS No. 109, *Accounting for Income Taxes*. See Note 12 to the Consolidated Balance Sheet for further discussion of income taxes.

Restricted Investments—The Company holds investments that may have quoted market prices but that are subject to restrictions (e.g., requires consent of the issuer or other investors to sell) that may limit the Company's ability to realize the quoted market price. Restricted investments may be recorded in either trading assets or investment securities. The Company estimates the fair value

of these securities taking into account the restrictions, which may result in a fair value for a security that is less than its quoted market price.

Balance Sheet Captions—The following are descriptions related to specific balance sheet captions. Refer to the related footnotes for additional information.

Cash and Cash Equivalents—The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with maturities, when purchased, of 90 days or less, other than those used for trading purposes.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations—The Company maintains relationships with clients and therefore it is obligated by rules mandated by its primary regulators, including the Securities and Exchange Commission ("SEC") and the Commodities Futures Trading Commission ("CFTC") in the United States, to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities.

Securities Financing Transactions—The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to accommodate customers (also referred to as "matched-book" transactions), finance firm inventory positions, obtain securities for settlement, and earn residual interest rate spreads. The Company also engages in securities financing for customers through margin lending. See the *Other Receivables and Payables - Customer Transactions* section for additional information.

Resale and repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Substantially all repurchase and resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale agreement balances with the same counterparty on the Consolidated Balance Sheet.

Interest rate swaps may be used to modify the interest rate characteristics of long-term resale and repurchase agreements. See the *Derivatives* section for additional information on the accounting policy for derivatives.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value and the Company may require counterparties to deposit additional collateral or

return collateral pledged, when appropriate. Although substantially all securities borrowing and lending activities are transacted under master netting agreements, such receivables and payables with the same counterparty are not offset on the Consolidated Balance Sheet.

All firm-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are disclosed parenthetically in *Trading assets* on the Consolidated Balance Sheet.

Transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral are recognized on the Consolidated Balance Sheet as an asset, representing the securities received (*Securities received as collateral*), and a liability for the same amount, representing the obligation to return those securities (*Obligations to return securities received as collateral*).

Trading Assets and Liabilities—The Company's trading activities consist primarily of securities brokerage, trading and underwriting; derivatives dealing and brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative financial instruments used for trading purposes or for managing risk exposure in other trading inventory. See the *Derivatives* section for additional information on the accounting policy for derivatives.

Trading assets and other cash instruments are recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Fair values of trading assets and liabilities are based on quoted market prices, pricing models (utilizing indicators of general market conditions or other economic measurements), or management's best estimates of amounts to be realized on settlement; assuming current market conditions and an orderly disposition over a reasonable period of time. As previously noted, estimating the fair value of certain trading assets and liabilities requires significant management judgment.

Derivatives—A derivative is an instrument whose value is "derived" from an underlying instrument or index, such as a future, forward, swap or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (e.g., interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities or currencies).

SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities,* establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts ("embedded derivatives") and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the Consolidated Balance Sheet and measure those instruments at fair value. Derivatives are often referred to as off-balance sheet instruments since neither their notional amounts nor the underlying instruments are reflected on the balance sheet; however, the fair values of trading derivatives are recorded in trading assets and liabilities. The fair value of all derivatives is recorded on a net-by-counterparty basis on the Consolidated Balance Sheet where

management believes the legal right of setoff exists under an enforceable netting agreement. Derivative instrument transactions are included in *Contractual agreements* on the Consolidated Balance Sheet. Such transactions with affiliates are included in affiliated company balances.

Fair values for certain exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are determined using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services.

New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions, which may impact the level of precision in the Consolidated Balance Sheet. For long-dated and illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables the Company to mark all positions consistently when only a subset of prices are directly observable. Values for non-exchange traded derivatives are verified using observed information about the costs of hedging the risk and other trades in the market. As the markets for these products develop, the Company continually refines its pricing models based on experience to correlate more closely to the market risk of these instruments.

Valuation adjustments are an integral component of the mark-to-market process and are taken for individual positions where either the sheer size of the trade or other specific features of the trade or particular market (such as counterparty credit quality or concentration or market liquidity) requires the valuation to be based on more than the simple application of the pricing models.

Other Receivables and Payables—Customer Transactions—Customer securities and commodities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Balance Sheet.

Brokers and Dealers Receivables and Payables—Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, commissions and net receivables arising from unsettled trades. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), and net payables arising from unsettled trades. Broker and dealer receivables and payables also include amounts related to futures contracts transacted on behalf of customers.

Interest and Other Receivables and Payables—Interest and other receivables include interest receivable on corporate and government obligations, customer receivables, stock borrowed transactions, receivables from commissions and fees, dividends and income taxes. Interest and other payables include interest payable for corporate and government obligations, customer payables, stock loan transactions, reserves and income taxes.

Compensation and Benefits Payables—Compensation and benefits payables consists of salaries payable, financial advisor compensation, incentive and deferred compensation, payroll taxes, pension and other employee benefits.

Other Investments—As part of the Company's investing activities certain equity investments are held at fair value and are included in *Other investments*. The cost basis of each investment sold is specifically identified for purposes of computing realized gains and losses. Fair value of investments, including partnership interests, is estimated using a number of methods, including earnings multiples, cash flow analyses, and review of underlying financial conditions and other market factors. Accordingly, the Company's current estimate of fair value and the ultimate realization on these investments may differ.

Equipment and Facilities—Equipment and facilities primarily consist of technology hardware and software, leasehold improvements, and owned facilities. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization, except for land, which is reported at historical cost. The cost of certain facilities shared with affiliates is allocated to the Company by the Parent based on the relative amount of space occupied.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease. Maintenance and repair costs are expensed as incurred.

Qualifying costs incurred in the development of internal-use software are capitalized when costs exceed $5 and amortized over the useful life of the developed software, generally not exceeding three years.

Goodwill and Other Intangibles— Goodwill represents the cost of acquired businesses in excess of fair value of the related net assets at acquisition. In accordance with SFAS No. 142, goodwill and indefinite-lived intangible assets are tested annually (or more frequently under certain conditions) for impairment. Other intangible assets are amortized over their useful lives. There are no intangible assets that were considered to be indefinite-lived at December 29, 2006. The Parent has reviewed its goodwill in accordance with SFAS No. 142 and determined that the fair value of the reporting units to which goodwill related exceeded the carrying value of such reporting units. Accordingly, no goodwill impairment loss has been recognized.

Other Assets—Other assets consist primarily of prepaid pension expense related to plan contributions in excess of obligations, other prepaid expenses, deferred deal related expenses and other deferred charges.

Borrowing Activities—Funding is principally obtained through loans from the Parent (see Note 7) and repurchase agreements.

Income Taxes—The results of operations of the Company and its wholly-owned subsidiaries are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of the Parent. The Parent allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method and state and local tax expense based on a consolidated composite state tax rate. In addition the Company files tax returns in certain states on a stand alone basis. The Parent is under examination by the Internal Revenue Service (the "IRS")

and states in which it has significant business operations, such as New York. The tax years under examination vary by jurisdiction. An IRS examination covering the years 2001-2003 was completed in 2006. IRS audits are in progress for the tax years 2004-2006. The IRS field audit for the 2004 and 2005 tax years is expected to be completed in 2007. New York State and City audits for the years 1997-2001 were also completed in 2006 and did not have a material impact on the Company.

The Company provides for income taxes on all transactions that have been recognized in the Consolidated Balance Sheet in accordance with SFAS No. 109, *Accounting for Income Taxes.* Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets and liabilities are included in *Interest and other* receivables and *Interest and other* payables, respectively, on the Consolidated Balance Sheet. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. See Note 12 for additional information.

New Accounting Pronouncements – On February 15, 2007, the Financial Accounting Standard Board ("FASB") issued Statement No. 159, *The Fair Value Option for Financial Assets and Liabilities* ("SFAS No. 159"). SFAS No. 159 provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007 provided that the entity: makes that choice in the first 120 days of that fiscal year; has not yet issued financial statements for any interim period of the fiscal year of adoption; and also elects to apply the provisions of Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"). The Company intends to early adopt SFAS No. 159 as of the first quarter of fiscal 2007 and is currently assessing the impact of adoption on the Consolidated Balance Sheet.

In September 2006, the FASB issued SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy (i.e, levels 1, 2, and 3, as defined). Additionally, companies are required to provide enhanced disclosure regarding instruments in the level 3 category, including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company intends to early adopt SFAS No. 157 as of the first quarter of fiscal 2007 and does not expect the adoption to have a material impact on the Consolidated Balance Sheet.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and

measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company beginning in the first quarter of 2007. We do not expect the impact of adoption of FIN 48 to be material to the opening balance of retained earnings.

During the first quarter of 2006, the Parent adopted the provisions of Statement No. 123 (revised 2004), *Share-Based Payment*, a revision of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123R"). Under SFAS No. 123R, compensation expenses for share-based awards that do not require future service are recorded immediately, and share-based awards that require future service continue to be amortized into expense over the relevant service period. The Parent adopted SFAS No. 123R under the modified prospective method whereby the provisions of SFAS No. 123R are generally applied only to share-based awards granted or modified subsequent to adoption. The Company participates in the Parent's stock-based compensation plans and is affected by the Parent's adoption of SFAS No. 123R. Thus, for the Parent, SFAS No. 123R required the immediate expensing of share-based awards granted or modified in 2006 to retirement-eligible employees, including awards that are subject to non-compete provisions. The Company is allocated its portion of expenses related to SFAS No. 123R awards.

Prior to the adoption of SFAS No. 123R, the Company had recognized expense for share-based compensation over the vesting period stipulated in the grant for all employees. This included those who had satisfied retirement eligibility criteria but were subject to a non-compete agreement that applied from the date of retirement through each applicable vesting period. Previously, the Parent had accelerated any unrecognized compensation cost for such awards if a retirement-eligible employee left the Company. However, because SFAS No. 123R applies only to awards granted or modified in 2006, expenses for share-based awards granted prior to 2006 to employees who were retirement-eligible with respect to those awards must continue to be amortized over the stated vesting period.

In addition, beginning with performance year 2006, for which the Parent expects to grant stock awards in early 2007, the Company will accrue the expense for future awards granted to retirement-eligible employees over the award performance year instead of recognizing the entire expense related to the award on the grant date. Compensation expense for all future stock awards granted to employees not eligible for retirement with respect to those awards will be recognized over the applicable vesting period.

SFAS No. 123R also requires expected forfeitures of share-based compensation awards for non-retirement-eligible employees to be included in determining compensation expense. Prior to the adoption of SFAS No. 123R, any benefits of employee forfeitures of such awards were recorded as a reduction of compensation expense when the employee left the Company and forfeited the award. In the first quarter of 2006, the Company recorded a benefit based on expected forfeitures which was not material to the results of operations for the quarter.

The adoption of SFAS No. 123R, combined with other business and competitive considerations, prompted the Parent to undertake a comprehensive review of the it's stock-based incentive compensation awards, including vesting schedules and retirement eligibility requirements, examining their impact to the Parent, the Company and its employees. Upon the completion of this

review, the Management Development and Compensation Committee of the Parent's Board of Directors determined that to fulfill the objective of retaining high quality personnel, future stock grants should contain more stringent retirement provisions. These provisions include a combination of increased age and length of service requirements. While the stock awards of employees who retire continue to vest, retired employees are subject to continued compliance with the strict non-compete provisions of those awards. To facilitate transition to the more stringent future requirements, the terms of most outstanding stock awards previously granted to employees, including certain executive officers, were modified, effective March 31, 2006, to permit employees to be immediately eligible for retirement with respect to those earlier awards. While the Parent modified the retirement-related provisions of the previous stock awards, the vesting and non-compete provisions for those awards remain in force.

As a result of adopting SFAS No. 123R, approximately $600 of liabilities associated with the Financial Advisor Capital Accumulation Award Plan ("FACAAP") were reclassified to intercompany with Parent, and are reflected in *Payables to affiliated companies*.

2. OTHER EVENTS

On December 8, 2006, the Company completed its acquisition of Petrie Parkman & Co., Inc. ("Petrie Parkman"). Prior to the acquisition, Petrie Parkman was a leading investment bank specializing in mergers and acquisitions, asset and private company divestitures, corporate finance, and equity research for the North American oil and gas industry. Petrie Parkman was a privately held company.

3. RELATED PARTY TRANSACTIONS

The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to finance firm inventory positions, and obtain securities for settlement with other companies affiliated by common ownership. The Company also engages in trading activities such as providing securities brokerage, dealing, financing and underwriting services with affiliated companies.

The Company clears certain securities and commodities transactions through or for other affiliated companies on both a fully-disclosed and non-disclosed basis. Pursuant to agreements, the Company receives or pays a fee for such services.

The Company also has been engaged by an affiliate to provide services to asset management customers. Pursuant to an agreement, the Company receives a fee for such services.

Receivables from affiliated companies are comprised of:

Receivables under resale agreements	$40,767
Receivables under securities borrowed transactions	7,713
Uncollateralized, variable-rate term loans	3,135
Trading assets	2,322
Brokers and dealers	1,908
Customers	1,626
Other	1,837
	$59,308

Payables to affiliated companies are comprised of:

Due to Parent, net	$18,711
Payables under securities loaned transactions	14,062
Trading liabilities	5,644
Brokers and dealers	4,247
Customers	3,749
Payables under repurchase agreements	3,165
Uncollateralized, variable-rate term loans	2,040
Other	347
	$51,965

The Company obtains financing from the Parent in the normal course of business. Amounts due to the Parent primarily include the following: $15,134 of U.S. dollar-denominated, uncollateralized obligations at variable interest rates based on the 30-day commercial paper rate; and $1,485 of collateralized, short-term borrowings outstanding under two revolving loan agreements with available commitments totaling $1,800. Borrowings outstanding under these agreements, which mature 12 months following demand, are collateralized by fixed assets and securities.

4. TRADING ACTIVITIES

The Company's trading activities include providing securities brokerage, dealing, financing and underwriting services to both affiliated and third party clients. While trading activities are primarily generated by client order flow, the Company also takes selective proprietary positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and proprietary positions, along with the related hedging and financing. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures put in place by the Parent.

Market Risk—Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk—Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Interest rate swap agreements, Eurodollar futures, and U.S. Treasury securities and futures are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Interest rate agreements used by the Company include caps, collars, floors, basis swaps, leveraged swaps and options. Interest rate caps and floors provide the purchaser with protection against rising and falling interest rates, respectively. Interest rate collars combine a cap and a floor, providing the purchaser with a predetermined interest rate range. Basis swaps are a type of interest rate swap agreement where variable rates are received and paid, but are based on different index rates. Leveraged swaps are another type of interest rate swap where changes in the variable rate are multiplied by a contractual leverage factor, such as four times three-month LIBOR (London Interbank Offered Rate). The Company's exposure to interest rate risk resulting from these leverage factors is typically hedged with other financial instruments.

Currency Risk—Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Currency forwards and options are commonly used to manage currency risk. Currency swaps may also be used in situations where a long-dated forward market is not available or where the end-user needs a customized instrument to hedge a foreign currency cash flow stream. Typically, parties to a currency swap initially exchange principal amounts in two currencies, agreeing to exchange interest payments and to re-exchange the currencies at a future date and exchange rate.

Equity Price Risk—Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. Instruments typically used by the Company to manage equity price risk include equity options, warrants, total return swaps and baskets of equity securities. Equity options, for example, can require the writer to purchase or sell a specified stock or to make a cash payment based on changes in the market price of that stock, basket of stocks, or stock index.

Credit Spread Risk—Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given credit quality, i.e., the additional yield that a debt instrument, issued by an AA-rated entity, must produce over a risk-free alternative (e.g., U.S. Treasury instrument). Certain instruments are used by the Company to manage this type of risk. Swaps and options, for example, can be designed to mitigate losses due to changes in credit spreads, as well as the credit downgrade or default of the issuer. Credit risk resulting from default on counterparty obligations is discussed in the *Credit Risk* section.

Commodity Price Risk—The Company views its commodity contracts as financial instruments since they are generally settled in cash and not by delivery of the underlying commodity.

Commodity price risk results from the possibility that the price of the underlying commodity may rise or fall.

Credit Risk—The Company is exposed to the risk of loss if an individual, counterparty or an issuer fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk"). Both cash instruments and derivatives expose the Company to default risk. Credit risk arising from changes in credit spreads was previously discussed in the *Market Risk* section.

The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities and commodities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Concentrations of Credit Risk—The Company's exposure to credit risk, both default and credit spread, associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 29, 2006, the Company's most significant concentration of net credit risk was with the U.S. Government and its agencies. Direct exposure, which primarily results from trading asset positions in instruments issued by the U.S. Government and its agencies and the related accrued interest receivable, amounted to $664 at December 29, 2006. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral, primarily for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral for resale agreement and securities borrowed transactions at December 29, 2006 totaled $30,413, of which $29,176 was from affiliated companies.

The Company's most significant industry credit concentration is with financial institutions, including both affiliates and third parties. Financial institutions include other brokers and dealers,

commercial banks, financing companies, insurance companies, and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities.

In the normal course of business, the Company purchases, sells, underwrites, and makes markets in non-investment grade instruments. These activities expose the Company to a higher degree of credit risk than is associated with trading, investing in, and underwriting investment grade instruments and extending credit to investment grade counterparties. At December 29, 2006, the Company's aggregate exposure to credit risk associated with non-investment grade trading assets amounted to approximately $7,382.

Trading Derivatives—The Company's trading derivatives (*Contractual agreements*) consist of derivatives provided to customers and derivatives entered into for proprietary trading strategies or risk management purposes. The table below presents fair values of the Company's trading derivatives as of December 29, 2006:

	Fair Value	
	Assets	Liabilities
Swap agreements	$ 2,337	$ 2,430
Options	2,215	2,467
Warrants	30	6

The above amounts include trading derivative assets of $275 and trading derivative liabilities of $1,661 with affiliated companies.

The Company generally enters into International Swaps and Derivative Association, Inc. master agreements or their equivalent ("master netting agreements") with each of its counterparties, whenever possible. Master netting agreements provide protection in bankruptcy in certain circumstances and, in some cases, enable receivables and payables with the same counterparty to be offset on the Consolidated Balance Sheet, providing for a more meaningful balance sheet presentation of credit exposure.

To reduce default risk, the Company requires collateral, principally U.S. Government and agency securities, on certain derivative transactions. From an economic standpoint, the Company evaluates default risk exposures net of related collateral. In addition to obtaining collateral, the Company attempts to mitigate default risk on derivatives by entering into transactions with provisions that enable the Company to terminate or reset the terms of the derivative contract.

5. SECURITIES FINANCING TRANSACTIONS

The Company enters into repurchase and resale agreements and secured borrowing and lending transactions to finance trading inventory, to obtain securities for settlement, to meet customers' needs and to earn residual interest rate spreads.

Under these agreements and transactions, the Company either receives or provides collateral, including U.S. Government and agencies, asset-backed securities, corporate debt, equity, and non-U.S. governments and agency securities. The Company receives collateral in connection with resale agreements, securities borrowing transactions, customer margin loans, and other loans. Under many agreements the Company is permitted to sell or repledge the securities received as

collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. At December 29, 2006, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $202,398, of which $29,472 was received from affiliated companies. The fair value of these securities that had been sold or repledged was $145,509, of which $21,399 have been sold or repledged to affiliated companies.

The Company pledges certain firm-owned assets which are included in *Trading assets* to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are disclosed parenthetically in *Trading assets* on the Consolidated Balance Sheet. The carrying value and classification of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge at December 29, 2006 are as follows:

Mortgage and asset-backed	$ 10,114
Corporate debt and preferred stock	4,206
Equities and convertible debentures	4,120
Municipals and Money markets	300
	$ 18,740

6. SECURITIZATION TRANSACTIONS AND TRANSACTIONS WITH SPECIAL PURPOSE ENTITIES (SPEs)

In the normal course of business, the Company securitizes commercial and residential mortgage loans and municipal bonds. SPEs, often referred to as Variable Interest Entities or VIEs, are often used when entering into or facilitating securitization transactions. The Company's involvement with SPEs used to securitize financial assets includes: structuring and/or establishing SPEs; selling assets to SPEs; underwriting, distributing, and making markets in securities issued by SPEs; engaging in derivative transactions with SPEs; owning notes or certificates issued by SPEs; and/or providing liquidity facilities and other guarantees to SPEs.

The Company securitized assets of $131,657 for the year ended December 29, 2006.

In certain instances the Company retains interests in the senior tranche, subordinated tranche, and/or residual tranche of securities issued by SPEs created to securitize assets. The gain or loss on the sale of the assets is determined with reference to the previous carrying amount of the financial assets transferred, which is allocated between the asset sold and the retained interests, if any, based on their relative fair value at the date of transfer.

Retained interests are recorded in the Consolidated Balance Sheet at fair value. To obtain fair values, observable market prices are used if available. Where observable market prices are unavailable, the Company generally estimates fair value initially and on an ongoing basis based on the present value or expected future cash flows using management's best estimates of credit losses, prepayment rates, forward yield curves, and discount rates, commensurate with the risks involved. Retained interests in securitized assets were approximately $2,166 at December 29, 2006, which related to residential mortgage loan, commercial mortgage loan and other

securitization transactions. The majority of retained interests consist of securities that have observable market prices. These retained interests are held as *Trading assets.*

In the case of residential mortgage loan, commercial mortgage loan and other securitizations, the investors and the securitization trust have no recourse to the Company's other assets for failure of mortgage holders to pay when due.

The following table presents information on retained interests held by the Company at December 29, 2006 arising from the Company's residential mortgage loan, commercial mortgage loan and other securitization transactions. The sensitivities of the current fair value of the retained interests to an immediate 10% and 20% adverse change in assumptions and parameters are also shown.

	Residential Mortgage Loans	Commercial Mortgage and Other Loans
Retained interest (fair value)	$1,910	$256
Weighted average life (in years)	3.9	1.6
Range	0.0-26.8	0.0-9.9
Weighted average credit losses (rate per annum)	0.4%	0.3%
Range	0.0-6.7%	0.0-4.8%
Impact on fair value of 10% adverse change	($4)	($1)
Impact on fair value of 20% adverse change	($8)	($2)
Weighted average discount rate	6.7%	5.3%
Range	0.0-99.0%	0.0-15.0%
Impact on fair value of 10% adverse change	($48)	($11)
Impact on fair value of 20% adverse change	($94)	($20)
Weighted average prepayment speed (CPR)	17.2%	88.0%
Range	0.0-70.0%	0.0-88.0%
Impact on fair value of 10% adverse change	($7)	($1)
Impact on fair value of 20% adverse change	($9)	($1)

CPR = Constant Prepayment Rate

The preceding table does not include the offsetting benefit of any financial instruments that the Company may utilize to hedge risks including credit, interest rate and prepayment risks that are inherent in the retained interests. The Company employs hedging strategies that are structured to take into consideration the hypothetical stress scenarios above such that they would be effective in principally offsetting the Company's exposure to loss in the event these scenarios occur. In addition, the sensitivity analysis is hypothetical and should be used with caution. In particular, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated independent of changes in any other assumption; in practice, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Further, changes

in fair value based on a 10% or 20% variation in an assumption or parameter generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, the sensitivity analysis does not consider any hedging activity that the Company may take to mitigate the impact of any adverse changes in the key assumptions.

The weighted average assumptions and parameters used initially to value retained interests relating to securitizations that were still held by the Company as of December 29, 2006 were as follows:

	Residential Mortgage Loans	Commercial Mortgage and Other Loans
Weighted average life (in years)	4.0	1.4
Credit losses (rate per annum)	0.4 %	0.1 %
Weighted average discount rate	6.6 %	5.0 %
Prepayment speed assumption (CPR)	11.8 %	20.0 %

CPR = Constant Prepayment Rate

The following table presents quantitative information about principal amounts outstanding and delinquencies of securitized financial assets as of December 29, 2006.

	Residential Mortgage Loans	Commercial Mortgage and Other Loans
Principal amount outstanding	$ 52,431	$ 21,105
Delinquencies	-	11

7. SUBORDINATED BORROWINGS

At December 29, 2006, subordinated borrowings and credit committed under agreements with the Parent consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
MLPF&S:			
Revolving Subordinated Loan	December 20, 2008	$ 7,450	$ 7,800
Cash Subordinated Loan	December 31, 2008	500	500
Subsidiary:			
Merrill Lynch Professional Clearing Corp.	June 2, 2008	1,350	2,350
		$ 9,300	$ 10,650

These borrowings, which have been approved for regulatory capital purposes for each respective company, are U.S. dollar-denominated obligations at variable interest rates based on one-month LIBOR.

On February 15, 2007, the Company increased its subordinated borrowings from the Parent by $350.

8. STOCKHOLDER'S EQUITY

MLPF&S is authorized to issue 1,000 shares of $25 par value preferred stock. At December 29, 2006, there were no preferred shares issued.

9. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Litigation— The Company has been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation arising in connection with its activities as a global diversified financial services institution.

Some of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers that would otherwise be the primary defendants in such cases are bankrupt or otherwise in financial distress. The Company is also involved in investigations and/or proceedings by governmental and self-regulatory agencies.

The Company believes it has strong defenses to, and where appropriate, will vigorously contest, many of these matters. Given the number of these matters, some are likely to result in adverse judgments, penalties, injunctions, fines, or other relief. The Company may explore potential settlements before a case is taken through trial because of the uncertainty, risks and costs inherent in the litigation process. In accordance with SFAS No. 5, *Accounting for Contingencies*, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including almost all of the class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these cases and believes, based on information available to it, that the resolution of these matters will not have a material adverse effect on the financial condition of the Company as set forth in the Consolidated Balance Sheet.

The actions against the Company include but are not limited to the following:

<u>IPO Allocation Litigation</u>

In re Initial Public Offering Antitrust Litigation: The Company is named as one of ten underwriter defendants in this consolidated antitrust class action filed in the United States District Court for the Southern District of New York. The complaint alleges that the defendants and

unnamed co-conspirators violated the antitrust laws by conspiring to "require from customers consideration in addition to the underwriters' discount for allocation of shares of initial public offerings of certain technology companies...and to inflate the aftermarket prices for such securities." On November 3, 2003, the district court granted the defendants' motions to dismiss the complaint on the ground that the conduct was immune from the antitrust laws. On September 28, 2005, the Second Circuit reversed the district court's decision dismissing the case. In December 2006, the United States Supreme Court granted the defendants' petition for certiorari seeking review of the Second Circuit's decision. A decision by the Supreme Court is expected by the end of June 2007.

In re Initial Public Offering Securities Litigation: The Company is named as one of the defendants in approximately 110 securities class action complaints filed in the United States District Court for the Southern District of New York alleging that dozens of underwriter defendants, including the Company, artificially inflated and maintained the stock prices of the relevant securities by creating an artificially high aftermarket demand for shares. On October 13, 2004, the district court, having previously denied defendants' motion to dismiss, issued an order allowing certain of these cases to proceed against the underwriters as class actions. On December 5, 2006, the Second Circuit Court of Appeals reversed, holding that the district court erred in certifying these cases as class actions. Plaintiffs are seeking rehearing by the Second Circuit Court of Appeals.

IPO Underwriting Fee Litigation

In re Public Offering Fee Antitrust Litigation and In re Issuer Plaintiff Initial Public Offering Fee Antitrust Litigation: The Company is one of approximately two dozen defendants that have been named in purported class actions filed in the United States District Court for the Southern District of New York alleging that underwriters conspired to fix the "fee" paid to purchase certain initial public offering securities at 7% in violation of antitrust laws. These complaints have been filed by both investors and certain issuers in initial public offerings. On September 25, 2002, the court denied defendants' motion to dismiss the issuer claims. On February 24, 2004, the court granted defendants' motion to dismiss the investor claims for damages and penalties, and permitted the case to proceed only with regard to injunctive relief. On July 16, 2006, the Second Circuit Court of Appeals agreed to hear plaintiff's appeal of the district court's decision not to certify a broader class. The parties are awaiting a decision by the Second Circuit.

Enron Litigation

Newby v. Enron Corp, et al.: On April 8, 2002, the Company was added as a defendant in a consolidated class action filed in the United States District Court for the Southern District of Texas against 69 defendants purportedly on behalf of the purchasers of Enron's publicly traded equity and debt securities during the period October 19, 1998 through November 27, 2001. The complaint alleges, among other things, that the Company engaged in improper transactions in the fourth quarter of 1999 that helped Enron misrepresent its earnings and revenues in the fourth quarter of 1999. The complaint also alleges that the Company violated the securities laws in connection with its role as placement agent for and limited partner in an Enron-controlled partnership called LJM2. Plaintiff has argued that certain defendants, including the Company, can potentially be liable for all of the losses caused by the alleged misconduct involving Enron, regardless of whether they knew of or participated in that conduct. The district court has denied the Company's motions to dismiss, and has certified a class action by Enron shareholders and

bondholders against the Company and other defendants. On February 5, 2007, the United States Court of Appeals for the Fifth Circuit heard oral argument on the Company's appeal of the district court's decision to certify a class action. In that appeal, the Company argued that the district court had erred by 1) treating the Company as a potential primary violator rather than an aider and abettor, which has no liability under the federal securities laws; 2) holding that plaintiffs could have relied on the Company's conduct even though the Company believes there was no showing that such conduct inflated the price of Enron securities; and 3) holding that investment banks, including the Company, could be liable for the losses caused by conduct in which they did not participate. Absent relief by the Fifth Circuit, the trial of the case is scheduled to begin on April 16, 2007.

United States v. Brown, et al.: On August 1, 2006, the United States Court of Appeals for the Fifth Circuit vacated the conviction of four former employees of the Company for conspiracy and wire fraud related to Enron's alleged misrepresentations of its financial condition. The court affirmed the conviction of one of those former employees for perjury and obstruction of a Grand Jury investigation. On October 19, 2006, the Court of Appeals denied the government's petition for rehearing. The government has stated it intends to re-try three of the defendants if the cases are not settled.

Other Enron Litigation: Over a dozen other actions have been brought against the Company and other investment firms in connection with their Enron-related activities. There has been no adjudication of the merits of these claims.

Allegheny Energy Litigation

Merrill Lynch v. Allegheny Energy, Inc.: On September 24, 2002, the Company filed an action in the United States District Court for the Southern District of New York against Allegheny Energy, Inc. The complaint alleged that Allegheny owed the Company the final $115 payment due in connection with Allegheny's purchase of the Company's energy trading business in 2001. The following day, Allegheny filed an action against the Company in the Supreme Court of the State of New York claiming misrepresentations in connection with the sale of the energy trading business to Allegheny. On July 18, 2005, following a bench trial, the court issued a decision holding that Allegheny is required to pay the Company $115 plus interest and that Allegheny is not entitled to any recovery against the Company. On September 25, 2005, Allegheny appealed the court's July 18, 2005 decision awarding the Company $115 plus interest on its claim and denying Allegheny any relief on its claim. The parties are awaiting a decision on that appeal.

Short-Sale Litigation

Electronic Trading Group, LLC v. Banc of America Securities LLC, et al: On April 12, 2006, a purported class action was filed against eleven financial services firms, including the Company, in the United States District Court for the Southern District of New York. The case alleges that the defendants violated federal antitrust laws by charging unearned fees on short sales by their clients even when they failed to borrow and/or deliver stock in support of those short sales. The Company is vigorously defending itself against these charges.

Avenius v. Banc of America Securities LLC, et al: On June 22, 2006, 37 purchasers of securities of NovaStar Financial filed an action against eleven financial services firms, including the

Company, in the California Superior Court in San Francisco. The case alleges that the defendants improperly depressed the price of NovaStar Financial shares by facilitating short sales that did not comply with regulatory requirements. The Company is vigorously defending itself against these charges.

Overstock.com, Inc. v. Morgan Stanley & Co., et al: On February 2, 2007, Overstock.com brought an action in the Superior Court of the State of California, County of San Francisco, against approximately a dozen investment banks, including the Company, alleging that they violated state law by improperly facilitating short sales of Overstock.com, which artificially depressed the price of its shares. The Company is vigorously defending itself against these charges.

Employment Litigation

McReynolds v. Merrill Lynch: On November 18, 2005, a purported class action was filed in the United States District Court for the Northern District of Illinois seeking to certify a class of current and former African American employees of the Company, as well as African Americans who applied for employment. Plaintiff alleges that the Company has engaged in a pattern and practice of discrimination against African Americans in violation of federal Civil Rights statutes. The Company is vigorously defending itself against these claims.

Bank Sweep Litigation

DeBlasio v. Merrill Lynch, et al: On January 12, 2007, a purported class action was brought against the Company and three other securities firms in the United States District Court for the Southern District of New York alleging that their bank sweep programs violated state law because their terms were not adequately disclosed to customers. The Company believes that the complaint mischaracterizes those disclosures, and that in fact full disclosure was made of the terms of the bank sweep programs. The Company intends to move to dismiss the complaint.

Leases— The Company has entered into various non-cancelable long-term lease agreements for premises and equipment that expire through 2024, including the World Financial Center Headquarters ("WFC"). The Company has also entered into various non-cancelable short-term equipment leases.

Future minimum rental commitments under non-cancelable leases with initial or remaining terms exceeding one year as of December 29, 2006 are presented below:

	WFC	Other	Total
2007	$ 107	$ 223	$ 330
2008	107	215	322
2009	107	191	298
2010	107	165	272
2011	107	122	229
Thereafter	187	279	466
Total	$ 722	$ 1,195	$ 1,917

The minimum rental commitments shown above have not been reduced by $306 of minimum sublease rentals to be received in the future under non-cancelable subleases. The amounts in the above table do not include amounts related to lease renewal or purchase options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Other Commitments—In the normal course of business, the Company enters into commitments for underwriting transactions. Settlement of these transactions as of December 29, 2006 would not have had a material effect on the consolidated financial condition of the Company.

The Company also obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. Letters of credit aggregated $883 at December 29, 2006.

The Company has entered into agreements with providers of market data, communications, and systems consulting services. At December 29, 2006, minimum fee commitments over the remaining life of these agreements aggregated $299.

Guarantees—The Company enters into certain derivative contracts that meet the accounting definition of a guarantee under FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an Interpretation of FASB Statements No. 5, 57 and 107, and Rescission of FASB Interpretation No. 34.* FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying (such as changes in the value of interest rates, security prices, currency rates, commodity prices, indices, etc.), that relate to an asset, liability or equity security of a guaranteed party. Derivatives that meet the FIN 45 definition of guarantees include certain written options and credit default swaps (contracts that require the Company to pay the counterparty the par value of a referenced security if that referenced security defaults). The Company does not monitor, for accounting purposes, whether its clients enter into these derivative contracts for speculative purposes or hedging purposes. Accordingly, the Company has disclosed below information about certain types of written options that can potentially be used by clients to protect against changes in an underlying security, regardless of how the contracts are used by the client.

For certain derivative contracts such as written interest rate caps and written currency options, the maximum payout could theoretically be unlimited, because, for example, the rise in interest rates or changes in foreign exchange rates could theoretically be unlimited. In addition, the Company does not monitor its exposure to derivatives in this manner. As such, rather than including the maximum payout, the notional value of these contracts has been included to provide information about the magnitude of involvement with these types of contracts. However, it should be noted that the notional value is not a reliable indicator of the Company's exposure to these contracts.

The Company records all derivative transactions at fair value on its Consolidated Balance Sheet. As noted above, the Company does not monitor its exposure to derivative contracts in terms of maximum payout. Instead, a risk framework is used to define risk tolerances and establish limits to ensure that certain risk-related losses occur within acceptable, predefined limits. The Company economically hedges its exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions.

These guarantees and their expiration are summarized below:

Type of Guarantee	Maximum Payout/ Notional	Less than 1 Year	1 - 3 Years	4 - 5 Years	Over 5 Years	Carrying Value
Derivative contracts [1]	$ 2,863	$ 1,724	$ 942	$ 141	$ 56	$ 140
Performance guarantee [2]	$ 7					

(1) As noted above, the notional value of derivative contracts is provided instead of the maximum payout amount, although the notional value should not be considered as a reliable indicator of the Company's exposure to these contracts.

(2) Relates to MLPCC guaranteeing on behalf of a client with a foreign stock exchange. This guarantee is secured by the assets of the client's accounts and has no expiration. No contingent liability is recorded since it is fully collateralized.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried on the Consolidated Balance Sheet for these arrangements.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the counterparty. The Company is secured by assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Company on

behalf of the customer. No contingent liability is carried on the Consolidated Balance Sheet as the Company believes that potential for loss under these arrangements is remote.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle trades submitted for or by such clients, with the applicable clearinghouse. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the Consolidated Balance Sheet for these transactions.

10. EMPLOYEE BENEFIT PLANS

The Company provides retirement and other postemployment benefits to its employees under plans sponsored by the Parent.

Defined Contribution Plans—The U.S. defined contribution plans consist of the Retirement Accumulation Plan ("RAP") and the 401(K) Savings & Investment Plan ("401(K)"). These plans cover substantially all U.S. employees who have met service requirements.

Defined Benefit Pension Plans—The Parent has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974. The Company also maintains arrangements to provide certain supplemental benefits for certain U.S. employees.

Postretirement Benefits Other Than Pensions—The Company provides health and life insurance benefits to retired employees under Parent-sponsored plans that cover substantially all U.S. employees who have met age and service requirements. At December 29, 2006, neither the Company nor the Parent had funded these plans.

Postemployment Benefits—The Company provides certain postemployment benefits for employees on extended leave due to injury or illness and for terminated employees. Employees who are disabled due to non-work related illness or injury are entitled to disability income, medical coverage and life insurance. The Company also provides severance benefits to terminated employees.

Severance benefits may be provided to terminated employees under the terms of a severance pay plan. Although all full-time employees are eligible for severance benefits, no additional amounts were accrued as of December 29, 2006, since future severance costs are not estimable.

11. EMPLOYEE INCENTIVE PLANS

The Company participates in several compensation plans sponsored by the Parent which provide eligible employees with shares of the Parent's common stock or options to purchase such stock, and deferred cash compensation. These plans include the Long-Term Incentive Compensation Plans ("LTICP"), the Employee Stock Compensation Plan ("ESCP"), the Equity Capital

Accumulation Plan ("ECAP"), the Employee Stock Purchase Plan ("ESPP"), the Financial Advisor Capital Accumulation Award Plan ("FACAAP"), and other deferred compensation plans and award programs.

LTICP, ESCP and ECAP—LTICP, ESCP and ECAP provide for grants of equity and equity-related instruments of the Parent to certain employees. LTIC Plans consist of the Long-Term Incentive Compensation Plan, a shareholder approved plan used for grants to executive officers, and the Long-Term Incentive Compensation Plan for Managers and Producers, a broad-based plan which was approved by the Parent's Board of Directors, but has not been shareholder approved. LTIC Plans provide for the issuance of Restricted Shares, Restricted Units, and Non-qualified Stock Options, as well as Incentive Stock Options, Performance Shares, Performance Units, Performance Options, Stock Appreciation Rights, and other securities of the Parent. ESCP, a broad-based plan approved by shareholders in 2003, provides for the issuance of Restricted Shares, Restricted Units, Non-qualified Stock Options and Stock Appreciation Rights. ECAP, a shareholder-approved plan, provides for the issuance of Restricted Shares, as well as Performance Shares. All plans under LTICP, ESCP and ECAP may be satisfied using either treasury or newly issued shares of the Parent. As of December 29, 2006, no instruments other than Restricted Shares, Restricted Units, Non-qualified Stock Options, Performance Options and Stock Appreciation Rights had been granted. Stock-settled Stock Appreciation Rights, which were first granted in 2004, were substantially all converted to Non-qualified Stock Options by December 31, 2004. The costs associated with these plans are allocated to the Company by the Parent.

Restricted Shares are shares of the Parent's common stock carrying voting and dividend rights. A Restricted Unit is deemed equivalent in fair market value to one share of common stock. Substantially all awards are settled in shares of common stock. Recipients of Restricted Unit awards receive cash payments equivalent to dividends. Under these plans, such shares and units are restricted from sale, transfer, or assignment until the end of the restricted period. Such shares and units are subject to forfeiture during the vesting period, for grants under LTIC Plans, or the restricted period for grants under ECAP. Restricted share and unit grants made prior to 2003 generally cliff vest in three years. Restricted share and unit grants made in 2003 through 2005 generally cliff vest in four years. Restricted share and unit grants made in 2006 generally step vest in four years.

In January 2006, Participation Units were granted from the Long-Term Incentive Compensation Plan under the Parent's Managing Partners Incentive Program. The awards granted under this program are fully at risk, and the potential payout will vary depending on the Parent's financial performance against pre-determined return on average common stockholders' equity ("ROE") targets. One-third of the Participation Units will convert into Restricted Shares on each of January 31, 2007, January 31, 2008 and January 31, 2009, subject to the satisfaction of minimum ROE targets determined for the most recently completed fiscal year. Participation Units will cease to be outstanding immediately following conversion. If the minimum target is not met, the Participation Units will expire without being converted.

The total fair value of Restricted Shares and Units granted to retirement-eligible employees, or for which service criteria were satisfied during 2006 was $973. The total fair value of Restricted Shares and Units vested during 2006 was $27.

Non-qualified Stock Options granted under LTIC Plans in 1996 through 2000 generally became exercisable over five years; options granted in 2001 and 2002 became exercisable after approximately six months. Option and Stock Appreciation Right grants made after 2002 generally become exercisable over four years. The exercise price of these grants is equal to 100% of the fair market value (as defined in LTIC Plans) of a share of the Parent's common stock on the date of grant. Options and Stock Appreciation Rights expire ten years after their grant date.

The total number of Stock Appreciation Rights that remained outstanding at December 29, 2006 was 13,264.

ESPP—The ESPP, which is approved by Parent's shareholders, allows eligible employees to invest from 1% to 10 % of their eligible compensation to purchase the Parent's common stock, subject to legal limits. Purchases are made at a discount equal to 5% of the average high and low market price on the relevant investment date.

FACAAP—Under FACAAP, eligible employees in the Company's Global Private Client group are granted awards generally based upon their prior year's performance. Payment for an award is contingent upon continued employment for a period of time and is subject to forfeiture during that period. Awards granted in 2003 and thereafter are generally payable eight years from the date of grant in a fixed number of shares of the Parent's common stock. For outstanding awards granted prior to 2003, payment is generally made ten years from the date of grant in a fixed number of shares of the Parent's common stock unless the fair market value of such shares is less than a specified minimum value, in which case the minimum value is paid in cash.

Other Compensation Arrangements—The Company participates in Parent-sponsored deferred compensation plans in which employees who meet certain minimum compensation thresholds may participate on either a voluntary or mandatory basis. Contributions to the plans are made on a tax-deferred basis by participants. Participants' returns on these contributions may be indexed to various Merrill Lynch mutual funds and other funds including certain Parent-sponsored investment vehicles that qualify as employee securities companies. The Company also participates in several Parent sponsored, cash-based employee award programs, under which certain employees are eligible to receive future cash compensation, generally upon fulfillment of the service and vesting criteria for the particular program. At December 29, 2006, accrued liabilities for these plans and grants totaled $1,585 and are recorded in *Compensation and benefits* liabilities.

When appropriate, the Company maintains various investments as an economic hedge of its liabilities to participants under these deferred compensation plans and award programs, including a derivative transaction with an affiliate. At December 29, 2006, the Company had such investments totaling $660 in *Other investments* on the Consolidated Balance Sheet, and a derivative transaction with an affiliate effectively hedging an additional $909 of the Company's liabilities.

12. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of the Parent. The Parent allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method., and state and local tax expense based on a consolidated composite state tax rate. In addition, the Company files tax

returns in certain states on a stand alone basis. At December 29, 2006, the Company had a current tax receivable from the Parent of $66.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount on the Consolidated Balance Sheet. These temporary differences result in taxable or deductible amounts in future years. The Company's deferred tax assets at December 29, 2006, which are included in *Interest and other* receivables, are comprised of:

Deferred compensation	$ 1,124
Restricted stock/Restricted units	801
Stock options	572
Valuation and other reserves [(1)]	278
Depreciation	118
Employee benefits and pension	32
Restructuring	14
Other, net	310
Net deferred tax asset	$ 3,249

(1) Primarily related to *Trading assets* and *Other liabilities*

The valuation allowance at December 29, 2006 was less than $1.

At December 29, 2006, the Company had U.S. federal and state net operating loss carryforwards of approximately $30 and $507, respectively, which are available to offset future taxable income, if any, for fiscal years ending in 2007 through 2025. The Company also had approximately $47 of state tax credit carryforwards expiring in various years after 2006.

The Parent is under examination by the IRS and states in which it has significant business operations, such as New York. The tax years under examination vary by jurisdiction. An IRS examination covering the years 2001-2003 was completed in 2006. IRS audits are in progress for the tax years 2004-2006. The IRS field audit for the 2004 and 2005 tax years is expected to be completed in 2007. New York State and City audits for the years 1997-2001 were also completed in 2006 and did not have a material impact on the Company.

The Parent regularly assesses the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations. Tax reserves have been established which the Parent believes to be adequate in relation to the potential for additional assessments. The Parent will adjust the level of reserves when there is more information available, or when an event occurs requiring a change to the reserves. The reassessment of tax reserves could have a material impact on the Company's effective tax rate.

13. REGULATORY REQUIREMENTS

As a registered broker-dealer and futures commission merchant, MLPF&S is subject to the net capital requirements of Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934 (the

"Act") and capital requirements of the CFTC. Under the alternative method permitted by the Rule, the minimum required net capital, as defined, shall be the greater of 2% of aggregate debit items ("ADI") arising from customer transactions or $500. At December 29, 2006, MLPF&S regulatory net capital of $2,719 was approximately 16.3% of ADI, and its regulatory net capital in excess of the minimum required was $2,213. The CFTC also requires that minimum net capital should not be less than 8% of the total customer risk margin requirement plus 4% of the total non-customer risk margin requirement. At December 29, 2006, MLPF&S regulatory net capital of $2,719 exceeded the CFTC minimum requirement of $376 by $2,343.

MLPCC, a fully-guaranteed subsidiary of MLPF&S, is subject to the regulatory requirements promulgated by the SEC or other regulatory and exchange authorities. Net capital and excess net capital at December 29, 2006 as defined by these regulatory authorities is $756 and $685, respectively.

Petrie Parkman & Co., Inc., a subsidiary of MLPF&S, is subject to the regulatory requirements promulgated by the SEC or other regulatory and exchange authorities. Net capital and excess net capital at December 29, 2006, as defined by these regulatory authorities is $.6 and $.5, respectively.

MLPF&S and MLPCC are also subject to the customer protection requirements of Rule 15c3-3 under the Act.

For the December 29, 2006 customer reserve computation, MLPF&S and MLPCC segregated in a special reserve account for the exclusive benefit of customers' qualified securities with a contract value of $13,255 and $1,465, respectively. Securities for both companies were obtained under resale agreements with an affiliate. Additionally, MLPF&S and MLPCC deposited $587 and $550, respectively, of cash into a money market deposit special reserve account for the exclusive benefit of customers.

MLPF&S and MLPCC are also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. For the December 29, 2006 PAIB reserve computation, MLPF&S and MLPCC segregated in a special reserve account for the exclusive benefit of PAIB securities with a contract value of $1,605 and $2,740, respectively. The securities for both companies were obtained under resale agreements with an affiliate.

As futures commission merchants, MLPF&S and MLPCC are required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 29, 2006, assets segregated and secured and held in separate accounts totaled $8,674 and $1,005 and exceeded requirements by $1,906 and $447 for MLPF&S and MLPCC, respectively.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2007

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Merrill Lynch World Headquarters
World Financial Center – North Tower
250 Vesey Street
New York, New York 10080

In planning and performing our audit of the consolidated financial statements of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (the "Company") as of and for the year ended December 29, 2006 (on which we issued our report dated February 26, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB"); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation

requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's consolidated financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the consolidated financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 29, 2006, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the Commodity Exchange Act in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

DELOITTE & TOUCHE LLP

END